UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-11037

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The Praxair Distribution, Inc. 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113

This report consists of 12 pages.

The Praxair Distribution, Inc. 401(k) Retirement Plan

Index

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 Atlantic Street
P.O.Box 9316
Stamford CT 06904-9316
Telephone (203) 539 3000
Facsimile (203) 539 3001

Report of Independent Accountants

To the Participants and Administrator of
The Praxair Distribution, Inc. 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Praxair Distribution, Inc. 401(k) Retirement Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 10, 2002

The Praxair Distribution, Inc. 401(k) Retirement Plan

Statements of Net Assets Available for Benefits
At December 31, 2001 and 2000

	December 31, 2001	December 31, 2000
Assets:		
Investments (Note 4)	$ 65,196,100	$ 63,037,543
Participant loans	2,909,179	2,854,734
Total investments	68,105,279	65,892,277
Receivables:		
Employer contributions	-	42,872
Participant contributions	1,302	50,991
Other receivables (Note 5)	1,915,264	-
Total receivables	1,916,566	93,863
Total assets available for benefits	70,021,845	65,986,140
Liabilities:		
Amount due to employer	400	-
Net assets available for benefits	$ 70,021,445	$ 65,986,140

The accompanying notes are an integral part of the financial statements.

The Praxair Distribution, Inc. 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits
For the year ended December 31, 2001

Additions to net assets:	
Contributions:	
Participant	$ 5,327,008
Employer	3,091,485
	8,418,493
Rollovers from other plans	648,854
Investment income:	
Dividends	37,431
Interest	1,010,020
Net depreciation in fair value of investments	(703,728)
	343,723
Total additions to net assets	9,411,070
Deductions from net assets:	
Benefits paid to participants	5,298,411
Administrative expenses	77,354
Total deductions from net assets	5,375,765
Increase in net assets	4,035,305
Net assets available for benefits	
Beginning of year	65,986,140
End of year	$ 70,021,445

The accompanying notes are an integral part of the financial statements.

Note 1 - Inception of the Plan

GenEx, LTD previously established a 401(k) profit sharing plan on March 1, 1989. On January 1, 1997 this plan was adopted by Praxair Distribution, Inc. (the "Company") and renamed as The Praxair Distribution, Inc. 401(k) Retirement Plan (the "Plan").

Note 2 - Description of the Plan

The Praxair Distribution, Inc. 401(k) Retirement Plan is a tax-qualified retirement plan. The following is a general description of the Plan. Participants should refer to the Plan document for a complete description of the Plan's provisions. The following information may not apply for employees covered under bargaining unit agreements.

General

The Plan is a defined contribution plan and is administered by the Savings Program Administrative Committee of Praxair Distribution, Inc. (the "Administrator"). The Board of Directors of Praxair Distribution, Inc. oversees the activities of the Administrator. Members of the Savings Program Administrative Committee of Praxair Distribution, Inc. serve as the Plan's Trustees.

Eligibility

All regular employees (as defined by the Plan's provisions) are eligible to participate in the Plan.

Contributions

Employees may elect to contribute up to 15% of their pay on a before-tax basis to the 401(k) part of the Plan. Participants' before-tax contributions are limited to an indexed annual amount prescribed by the Internal Revenue Service, which amounted to $10,500 in 2001 and 2000. Employees may also elect to contribute up to 10% of their pay on an after-tax basis.

The Company will make a contribution on behalf of eligible employees according to the following table beginning on the first day of the month following two years of service. One Age & Service Point is granted for each year of age, and one point for each full year of company service. Points are determined at the beginning of the plan year. The company contribution is a percent of base pay as defined by the Company Plan document. The contribution will be made at the end of each month. Employees participating in other company sponsored pension plans will not be eligible for this contribution.

Age & Service Points	Less than 2 years	Under 30 points	30 - 39 points	40 - 49 points	50 - 54 points	55 or more points
Company Contribution	None	2.0%	2.5%	3.0%	4.0%	5.0%

Vesting

Employees are at all times 100% vested in their own contributions, company contributions, and rollover contributions. In the event of termination of employment with the Company, Plan participants receive all amounts credited to their accounts.

Investment Options

Each participant directs the investment of his or her funds among the following options. Funds are valued on a daily basis.

Principal Life Insurance Company Investment Options:

- Guaranteed Interest Accounts
- Separate Accounts:
  - Money Market Account
  - Government Securities Account
  - Bond & Mortgage Account
  - Bond Emphasis Balanced Account
  - Stock Emphasis Balanced Account
  - Large Cap Stock Index
  - Large Company Blend Account
  - Medium Company Value Account
  - Medium Company Blend Account
  - Small Company Blend Account
  - International Stock Account
  - Real Estate Account
- Praxair, Inc. Common Stock Account
- Discounted Praxair, Inc. Common Stock Account (acquired at 90% of market price)

Participant contributions into the Discounted Company Stock Account are limited to 50% of contributions and certain other restrictions apply as defined in the Plan's provisions. Participants are limited to a maximum of 12 stock sales per year of Praxair, Inc. stock.

Participants may change the amount or the investment direction of their contributions at any time.

Withdrawals and Distributions

Plan participants may withdraw after-tax contributions from their account balances while working and, in limited cases (as defined in the Plan's provisions), may withdraw before-tax contributions. Mandatory distributions from the Plan are required starting April 1 of the year following that in which a participant attains age 70-1/2.

Loans

The Plan generally permits participants to borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or fifty percent of their account balances. Participants are permitted to have two loans outstanding at any time. Certain other restrictions apply, as defined in the Plan's provisions.
Loans may be repaid during fixed terms not to exceed five years. Principal and interest is paid ratably through payroll deductions. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the Administrator.

Rollovers

Rollovers represent transfers of account balances of certain participant contributions into the Plan from other qualified plans or individual retirement accounts.

Unclaimed Benefits
The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at a time determined by the Administrator. However, the forfeiture will be restored to the Plan if such participant subsequently makes a valid claim for the benefit.

Plan Termination
Praxair Distribution, Inc. has the right under the Plan's provisions to terminate the Plan, at the sole discretion of Praxair Distribution, Inc. Upon such termination, the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries).

Note 3 - Summary of Significant Accounting Policies

Method of Accounting
The Plan's financial statements have been prepared on the accrual basis of accounting.

Participants' Account Activity
Participants' accounts are credited with participant contributions and contributions from the Company. Earnings are allocated to participants' accounts daily based on the investments selected by the participant.

Basis of Reporting Investments
Plan investments are reported at market value, based upon quoted market prices or independent appraisals, except for loans to participants, which are carried at face value, and certain guaranteed investment contracts, which are carried at contract value, which represents contributions made plus earnings, less plan withdrawals and administrative expenses.

Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Certain Significant Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect

participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 4 – Investments

Individual investments held by the Plan that exceed five percent of the Plan's net assets available for benefits at December 31, 2001 and 2000, respectively, are noted below:

	December 31, 2001	December 31, 2000
Guaranteed Interest Accounts	$ 13,082,655	$ 12,940,200
Large Cap Stock Index	10,648,518	11,419,787
Large Company Blend Account	6,989,178	9,115,171
Small Company Blend Account	5,858,918	4,940,735
Money Market Account	4,615,751	3,051,461
Medium Company Blend Account	4,212,460	4,131,182
Medium Company Value Account	3,462,220	3,307,665

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $703,728, as follows:

	Year Ended December 31, 2001
Mutual funds	$ (948,040)
U.S. government securities	262,698
Real estate	71,003
Praxair, Inc. Common Stock Account	388,644
Discounted Praxair, Inc. Common Stock Account	309,558
Other common stock	(789,565)
Arizona Welding Company assets	1,974
	$ (703,728)

Note 5 – Other Receivables

Effective October 2001, the trustee of the Plan, Principal Mutual Holding Company, converted from a mutual insurance holding company to a stock company. As a result of this demutualization, Praxair participants were entitled to receive compensation in exchange for their membership interests in December 2001. However, this compensation was not specifically allocated to the participant retirement accounts until January 2002. A receivable for $1,915,264 has been recorded for the amount due at December 31, 2001.

Note 6 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 21, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Note 7 - Plan Expenses

Record keeping administrative fees for the Plan are paid by the Company. Management fees incurred are charged to plan participants based upon the size of the participant's account balance. Transfer taxes and other costs and expenses, if any, associated with the sale and transfer of Praxair, Inc. stock, are deducted from the sale proceeds or charged to the participants' account (for purchases). Any other transaction fees are also charged directly to participants' accounts.

Note 8 – Fair Value of Benefit-Responsive Investment Contracts

The guaranteed investment contracts are fully benefit-responsive and are therefore presented in the financial statements at contract value. At December 31, 2001, the fair value of the Guaranteed Interest Accounts was $13,080,998 with an average yield of 5.69%. At December 31, 2000, the fair value of the guaranteed investment contracts was $12,923,360 with an average yield of 5.30%. The Plan invests in several insurance contracts with crediting interest rates ranging from 4.86% to 6.39%.

Note 9 – Reconciliation of Financial Statements to Form 5500

The Guaranteed Interest Accounts are recorded on the Form 5500 at fair market value, while they are stated at contracted value on the financial statements. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2001	December 31, 2000
Net assets available for benefits per the financial statements	$ 70,021,445	$ 65,986,140
Amounts representing the net depreciation on the fair market value of the Guaranteed Interest Accounts	(1,657)	(16,840)
Net assets available for benefits per Form 5500	$ 70,019,788	$ 65,969,300

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Praxair Distribution, Inc. 401(k) Retirement Plan

Date: June 27, 2002

By: ______________________
George P. Ristevski
Vice President and Controller
Praxair, Inc.
(On behalf of the Plan)

RECD S.E.C.
JUN 2 8 2002
1086

The Praxair Distribution, Inc. 401(k) Retirement Plan

Financial Statements and Supplemental Schedule December 31, 2001 and December 31, 2000

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-33801) of Praxair, Inc. of our report dated June 10, 2002 relating to the financial statements of The Praxair Distribution, Inc. 401(k) Retirement Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Stamford, Connecticut
June 27, 2002